Exhibit (a)(5)(B)

INSIGHT COMPLETES ACQUISITION OF E2OPEN

Foster City, California, March 26, 2015 – E2open, Inc. (NASDAQ:EOPN) (“E2open”), the leading provider of cloud-based solutions for collaborative planning and execution across global trading networks, today announced the completion of its acquisition by Insight Venture Partners (“Insight”), a leading global private equity and venture capital firm.

The acquisition was effected through the previously announced all-cash tender offer by Eagle Acquisition Sub, Corp. (“Eagle”), an affiliate of Insight, to acquire all of the issued and outstanding shares of common stock and associated rights of E2open for $8.60 per share, and the subsequent merger of Eagle with and into E2open.

The tender offer expired at midnight New York City time, at the end of the day on March 25, 2015. 24,395,446 shares of E2open common stock (excluding shares delivered pursuant to guaranteed delivery) were validly tendered in, and not withdrawn from the tender offer, representing approximately 83.1% of E2open’s outstanding shares of common stock. Accordingly, the “Minimum Condition” that a majority of E2open’s outstanding shares of common stock be validly tendered and not withdrawn was satisfied, and Eagle subsequently accepted and paid for all such shares of E2open common stock.

As a result of the merger, each share of E2open common stock that is issued and outstanding and was not tendered in the tender offer (other than certain shares, including those owned by stockholders who validly exercised dissenters’ rights under Delaware law with respect thereto) was cancelled and converted into the right to receive an amount in cash equal to $8.60, the same price that was paid in the tender offer.

Following the merger, E2open shares will cease to be traded on the NASDAQ Global Market. Holders of E2open shares who did not surrender their shares in the tender offer will receive a new letter of transmittal to surrender their shares in exchange for the merger consideration.

Willkie Farr & Gallagher LLP served as legal counsel to Insight, and Wilson Sonsini Goodrich & Rosati, Professional Corporation served as legal counsel to E2open.

About E2open

E2open (NASDAQ: EOPN) is the leading provider of cloud-based, on-demand software solutions enabling enterprises to procure, manufacture, sell, and distribute products more efficiently through collaborative planning and execution across global trading networks. Enterprises use E2open solutions to gain visibility into and control over their trading networks through the real-time information, integrated business processes, and advanced analytics that E2open provides. E2open customers include Avnet, Celestica, Cisco, HP, IBM, Lenovo, L’Oreal, Motorola Solutions, Seagate, and Vodafone. E2open is headquartered in Foster City, California with operations worldwide. For more information, visit www.e2open.com.

About Insight Venture Partners

Insight Venture Partners is a leading global venture capital and private equity firm investing in high-growth technology and software companies that are driving transformative change in their industries. Founded in 1995, Insight has raised more than $9 billion and invested in more than 200 companies worldwide. Our mission is to find, fund and work successfully with visionary executives providing them with practical, hands-on growth expertise to foster long-term success. For more information on Insight and all of its investments, visit www.insightpartners.com or follow us on twitter: @insightpartners.com.

Forward Looking Statements

This press release contains certain statements which constitute forward-looking statements. These forward-looking statements may contain statements that are not historical fact. These forward-looking statements are based on currently available information, as well as E2open’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those described in cautionary statements contained elsewhere herein and in E2open’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in E2open’s most recent annual report on Form 10-K. These forward-looking statements reflect E2open’s expectations as of the date of this press release. E2open undertakes no obligation to update the information provided herein, except as required by law.